06012600

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

7 April 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROC
APR 19 2006 E
THOMS
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C. 209 SECTION

dw 4/17

The Board of Severn Trent Plc announces today that it is giving Ofwat an interim report into misreporting of customer relations data.

As a result of an ongoing comprehensive review of Severn Trent Water by its managing director, Tony Wray, and his new management team, the Board of Severn Trent Plc believes there is prima facia evidence of customer relations data being misstated by Severn Trent Water in submissions to Ofwat. The data concerns the handling of customer billing queries and telephone contacts over several years. Any financial implications of the gap in reporting are not yet known.

Ofwat has been kept fully informed since the investigation began at the end of February and the report is expected to be completed by June. Ofwat will carry out an independent review using forensic accountants who will report to both Severn Trent Water and Ofwat.

Colin Matthews, the Group Chief Executive of Severn Trent Plc, said: "This investigation is the result of an ongoing review of all our business operations started by the new management team as part of our programme of continuous improvement. We are determined to resolve any issues uncovered as soon as possible. We shall continue to work in full and open co-operation with Ofwat and obviously if customers have been disadvantaged then we shall reimburse them."

FOR FURTHER INFORMATION CONTACT:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310